

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

Lloyd Spencer
President
Deep Green Waste & Recycling, Inc.
13110 NE 177th Place
Suite 293
Woodinville, WA 98072

      Re: Deep Green Waste & Recycling, Inc.
          Registration Statement on Form S-1
          Filed April 16, 2021
          File No. 333-255273

Dear Mr. Spencer:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 16, 2021

Risk Factors, page 11

1.   We note your disclosure on page 25 that the selling stockholders may also sell shares under Rule 144 of the Securities Act. We further note that you appeared to be a shell company and recently disclosed on the cover page of your quarterly report for the quarter ended, September 30, 2020, that you were a shell company. Please note that in light of your prior shell company status, the ability to sell under Rule 144 safe harbor may not be available for the resale of your securities at this time. Accordingly, please include a risk factor that discusses the specific resale limitations of Rule 144(i) on your shares or tell us how you have satisfied the conditions of Rule 144(i)(2). For additional guidance, refer to Question and Answer 137.01 of the Compliance and Disclosure Interpretations for

Securities Act Rules, available at
http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

General

2. Given that you are currently subject to the periodic reporting requirements of the Securities Exchange Act, please revise your registration statement to remove the explanatory note suggesting that you are not subject to the reporting obligations and indicating that you will become a reporting company following effectiveness of this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gary L. Blum, Esq.